Exhibit 99.1

SPHERE 3D CORP.

(the "Company")

BY-LAW NO. 1 AMENDING AGREEMENT

WHEREAS certain amendments to the Business Corporations Act (Ontario) (the "Act") were adopted effective July 5, 2021, including, inter alia, the removal of Canadian residency requirements for directors;

AND WHEREAS the Company wishes to amend by-law no. 1, being a by-law relating generally to the conduct of the business and affairs of the Company ("By-law No. 1"), to reflect such changes to the Act.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties) the parties hereto covenant, acknowledge and agree as follows:

1. Unless otherwise defined herein, capitalized terms used in this amending agreement ("By-law No. 1 Amendment"), including in the recitals hereto, shall have the meanings ascribed to such terms in By-law No. 1.

2. By-law No. 1 shall be deemed to have been amended as of the date of this By-law No. 1 Amendment.  The terms "hereof", "herein", and similar terms used in By-law No. 1, shall mean and refer to By-law No. 1 as amended by this By-law No. 1 Amendment. [Note:  deletions are in strike through and additions are in bold and underline]

3. Section 2.2 [Qualification] of By-law No. 1 shall hereby be amended as follows:

"No person shall be qualified for election as a director if that person: (a) is less than 18 years of age; (b) has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; (c) is not an individual; or (d) has the status of a bankrupt. A director need not be a shareholder. ~~Unless the Act specifies otherwise, at least 25% of the directors shall be resident Canadians. However, if the Corporation has fewer than four directors, at least one director shall be a resident Canadian.~~"

4. Except as otherwise provided to the contrary in paragraph 3 above, By-law No. 1 shall continue in full force and effect, unamended.

5. The parties shall sign such further and other documents, and do and perform and cause to be done and performed all such further and other acts and things, as may be necessary or desirable in order to give full effect to this By-law No. 1 Amendment and every part hereof.

6. This By-law No. 1 Amendment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.

7. A certificate of any director or officer of the Company in office at the time of making of the certificate or of an agent of the Company as to facts in relation to the sending of any notice to any shareholder, director, officer or auditor or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Company, as the case may be.

8. Delivery by facsimile or by electronic transmission in portable document format (PDF) of an executed counterpart of this By-law No. 1 Amendment is as effective as delivery of an originally executed counterpart of this By-law No. 1 Amendment.

EFFECTIVE the 16th day of November, 2021.

Per:	/s/ Peter Tassiopoulos
Peter Tassiopoulos
Chief Executive Officer